

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 21, 2007

<u>By facsimile to (212) 918-8989 and U.S. Mail</u>

Mr. Tai-ming Ou
Chairman and Chief Executive Officer
China Clean Energy Inc.
17 Candlewood Drive
West Windsor, NJ 08550

Re: China Clean Energy Inc.
        Pre-effective Amendment 2 to Registration Statement on Form SB-2
        Filed May 25, 2007
        File No. 333-140132
        Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007
        File No. 333-126900

Dear Mr. Ou:

        We reviewed the filings and have the accounting comment below.

<u>Note 11. Commitments and Contingencies, page F-14</u>

1.   Please revise to disclose your conclusion regarding liquidated damages in accordance
        with EITF 00-19-02. To the extent that you determine that the likelihood of liquidated
        damages is probable, please disclose the carrying amount of the liability representing
        your obligations. Reference paragraphs 10, 11, and 12d of EITF 00-19-2. Please ensure
        that the disclosures on pages 15 and F-24 are also updated.

<u>Closing</u>

        File an amendment to the SB-2 in response to the comment. To expedite our review,
CCE may wish to provide us three marked courtesy copies of the amendment. Include with the
filing any supplemental information requested and a cover letter tagged as correspondence that

keys the response to the comment. If CCE thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the response to the comment, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CCE and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If CCE requests acceleration of the registration statement's effectiveness, CCE should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CCE from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- CCE may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that CCE provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on the accounting comment to Patricia A. Armelin, Staff Accountant, at (202) 551-3747 or W. John Cash, Accounting Branch Chief, at (202) 551-3768.

You may direct questions on other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harvey J. Kesner, Esq.
       Haynes and Boone, LLP
       153 East 53rd Street, Suite 4900
       New York, NY 10022